UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CHICAGO BRIDGE & IRON COMPANY N.V.

(Name of Subject Company)

CHICAGO BRIDGE & IRON COMPANY N.V.

(Name of Person Filing Statement)

Common Stock, Par Value €0.01 Per Share

(Title of Class of Securities)

167250109

(CUSIP Number of Class of Securities)

Kirsten B. David

Executive Vice President and

Chief Legal Officer

One CB&I Plaza

2103 Research Forest Drive

The Woodlands, Texas 77380

(832) 513-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Mark Gordon

Jenna E. Levine

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, the “Schedule 14D-9”) originally filed by Chicago Bridge & Iron Company N.V., a public limited liability company organized under the laws of the Netherlands (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 29, 2018, relating to the exchange offer by McDermott International, Inc., a corporation incorporated under the laws of the Republic of Panama (“McDermott”) and McDermott Technology, B.V. (“McDermott Bidco”), a private limited liability company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of McDermott, to exchange each share of CB&I Common Stock that is validly tendered and not properly withdrawn pursuant to the Exchange Offer for the right to receive 2.47221 shares of McDermott Common Stock, or, if a 3-to-1 reverse stock split of McDermott Common Stock has occurred prior to the time at which McDermott Bidco accepts all shares of CB&I Common Stock validly tendered and not properly withdrawn in the Exchange Offer, 0.82407 shares of McDermott Common Stock, together with cash in lieu of fractional shares, subject to the terms and conditions described in the Exchange Offer Prospectus, dated March 29, 2018, which is filed as Exhibit (a)(1)(A) hereto, and the related Letter of Transmittal, which is filed as Exhibit (a)(1)(B) hereto, each of which is incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Exchange Offer” is hereby amended and supplemented by replacing “March 27, 2018” with “March 29, 2018” in the second sentence of the second paragraph of such section.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Exchange Offer” is hereby further amended and supplemented by replacing “March 27, 2018” with “March 29, 2018” in the sixth paragraph of such section.

Item 4.	THE SOLICITATION OR RECOMMENDATION

The disclosure in Item 4 of the Schedule 14D-9 under the heading “(b) Background of the Business Combination Agreement; Reasons for the Recommendation” under the subheading “Reasons for the Recommendation of the CB&I Boards” is hereby amended and supplemented by replacing the first and second paragraphs of such section with the following:

“The CB&I Supervisory Board recommends that CB&I shareholders accept the Exchange Offer. In evaluating the Exchange Offer, the Combination and the Business Combination Agreement and arriving at its determination, the CB&I Boards consulted with CB&I’s senior management and CB&I’s outside legal and financial advisors and considered a number of substantive reasons, both positive and negative, regarding the Exchange Offer and the Combination. The CB&I Boards believe that, taken as a whole, the following reasons supported its decisions to recommend that CB&I shareholders accept the Exchange Offer, and to approve the Combination:”

Item 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(5)(AA)	Integration Planning Update (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on April 3, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2018	CHICAGO BRIDGE & IRON COMPANY N.V., by CHICAGO BRIDGE & IRON COMPANY B.V., its managing director

	By:	/s/ Michael S. Taff
	Name:	Michael S. Taff
	Title:	Director